Filed pursuant to Rule 424(b)(3)

File Nos. 333-261313 and 811-23201

Versus Capital Real Assets Fund LLC

(the “Fund”)

Supplement dated March 31, 2025 to the

Prospectus, dated July 29, 2024, as supplemented

Transfer Agency Services and Administrative and Accounting Services

UMB Fund Services, Inc., 235 W. Galena St., Milwaukee, WI 53212, is expected to replace BNY Mellon Investment Servicing (US) Inc. in providing transfer agency services and administrative and accounting services to the Fund on or around September 30, 2025.

Share Repurchase Disclosure Updates

The Fund has determined to make certain updates to its share repurchase disclosure. Effective immediately, the Fund’s Prospectus is revised as follows.

The first paragraph of the Prospectus is replaced in its entirety with the following:

Versus Capital Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount not less than 5% nor more than 25% of the Fund’s outstanding Shares, pursuant to Rule 23c-3 under the Investment Company Act. See “Prospectus Summary – Quarterly Repurchases of Shares.” The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

The second bullet on page ii of the Prospectus is replaced in its entirety with the following:

•	You should not expect to be able to sell your Shares other than through the Fund’s repurchase offers, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase offers, you will likely receive less than your purchase price.

The section “Interval Fund” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

Interval Fund

Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a repurchase policy pursuant to Rule 23c-3 under the Investment Company Act that provides that each quarterly period the Fund will offer to repurchase not less than 5% nor more than 25% of the Fund’s outstanding Shares. The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase.

If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Quarterly Repurchases of Shares”, “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

The section “Quarterly Repurchases of Shares” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

Quarterly Repurchases of Shares

The Fund provides liquidity through quarterly repurchase offers pursuant to Rule 23c-3 under the Investment Company Act (each, a “Repurchase Offer”). The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV not less than 5% nor more than 25% of the outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. The offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each Repurchase Offer and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than 7 days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws. The Shares will not be subject to an early withdrawal charge.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer.

In addition, in the event a Repurchase Offer is oversubscribed, the Fund may offer to repurchase at NAV outstanding Shares tendered by the estate of a deceased shareholder or such deceased shareholder’s descendants (an “Estate Offer”). The amount of any Estate Offer (determined as a percentage of the Fund’s outstanding Shares as of the Repurchase Pricing Date) will be approved by the Board, taking into account the liquidity of the Fund’s assets. In the event an Estate Offer is oversubscribed, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each shareholder participating in the Estate Offer.

The bullet titled “Interval Fund Risk” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

•	Interval Fund Risk. The Fund is a closed-end investment company that provides limited liquidity through quarterly repurchase offers under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Quarterly Repurchases of Shares.”

The subsection “Interval Fund Risk” in the “Risk Factors” section of the prospectus is replaced in its entirety with the following:

Interval Fund Risk

The Fund is a closed-end investment company that provides limited liquidity through quarterly repurchase offers under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

In general, limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be, and in the past have been, oversubscribed. In the event of oversubscription, the Fund may repurchase, and in the past has repurchased, shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws. See “Quarterly Repurchases of Shares.”

The second and third paragraphs in the “How to Purchase Shares” section of the Prospectus are replaced in their entirety with the following:

Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase Shares or repurchase orders in response to a repurchase offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a repurchase offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee receives the order. The Shares are offered at the NAV per Share next computed after the request to purchase Shares is received by the Fund, an Intermediary, or its authorized designee. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.

Intermediaries may impose additional or different conditions than the Fund on purchases of Shares or submission of shares for repurchase. They may also independently establish and charge their customers or program participants transaction fees, account fees, and other amounts in connection with purchases of Shares in addition to any fees imposed by the Fund. These additional fees may vary over time and could increase the cost of an investment in the Fund and lower investment returns. Each Intermediary is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases or any repurchases. Shareholders who are customers of these Intermediaries or participants in programs services by them should contact the Intermediary for information regarding these fees and conditions.

The subsection “Repurchase Amounts” in the “Quarterly Repurchases of Shares” section of the Prospectus is replaced in its entirety with the following:

Repurchase Amounts

The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer Amount will be determined by the Board before each Repurchase Offer.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer Amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the Fund’s shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer. Shares repurchased by the Fund are not subject to an early withdrawal charge.

In addition, if a Repurchase Offer is oversubscribed, the Fund may offer to repurchase at NAV outstanding Shares tendered by the estate of a deceased shareholder or such deceased shareholder’s descendants. The amount of any such Estate Offer will be approved by the Board, taking into account the liquidity of the Fund’s assets. In the event an Estate Offer is oversubscribed, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. The Adviser may require information it deems appropriate under the circumstances to verify a shareholder’s eligibility to participate in an Estate Offer, and it is possible that certain Intermediaries may not be able to process or meet the requirements for Estate Offer requests.

The subsection “Liquidity Requirements” in the “Quarterly Repurchases of Shares” section of the Prospectus is replaced in its entirety with the following:

Liquidity Requirements

The Fund will maintain liquid assets equal to the Repurchase Offer Amount, plus the amount of any Estate Offer, from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of such amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.

The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer, any Estate Offer, and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.

The last paragraph of the subsection “Consequences of Repurchase Offers” in the “Quarterly Repurchases of Shares” section of the Prospectus is replaced in its entirety with the following:

The Fund is intended as a long-term investment. Shareholders should view the Fund’s quarterly Repurchase Offers as a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.

The subsection “Taxes When You Dispose of Your Common Shares” in the “Taxes” section of the Prospectus is replaced in its entirety with the following:

Taxes When You Dispose of Your Common Shares

Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.

Shareholders should retain this Supplement for future reference.

Filed pursuant to Rule 424(b)(3)

File Nos. 333-261313 and 811-23201

Versus Capital Real Assets Fund LLC

(the “Fund”)

Supplement dated March 31, 2025 to the

Statement of Additional Information (“SAI”), dated July 29, 2024, as supplemented

Share Repurchase Disclosure Updates

The Fund has determined to make certain updates to its share repurchase disclosure. Effective immediately, the Fund’s SAI is revised as follows.

The subsection “Sales, Exchanges or Repurchases of Shares” in the “Tax Aspects” section of the Prospectus is replaced in its entirety with the following:

The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased (including via dividend reinvestment) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a shareholder’s shares pursuant to a repurchase offer generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer , or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.

If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the repurchase offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a repurchase offer will be subject to basis adjustments in accordance with the provisions of the Code.

Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular repurchase offer, shareholders who do not sell shares pursuant to that repurchase offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the repurchase offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.

Shareholders should retain this Supplement for future reference.